EX-99.d.1.ii

Delaware Management Company
2005 Market Street
Philadelphia, PA 19103

January 4, 2016

Delaware Group Cash Reserve
2005 Market Street
Philadelphia, PA 19103

Re:	Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Delaware Management Business Trust (the “Manager”), agrees that in order to improve the performance of the Delaware Investments Ultrashort Fund (the “Fund”), a series of Delaware Group Cash Reserve, the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, inverse floater program expenses, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, “Excluded Expenses”)) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (excluding any Excluded Expenses) exceeds 0.40% of the Fund’s average daily net assets for the period from January 4, 2016 through January 31, 2017. For purposes of this Agreement, nonroutine expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Fund’s Board of Trustees and the Manager.

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of
Delaware Management Business Trust

By:	/s/ Richard Salus
Name: Richard Salus
Title: Senior Vice President

Your signature below acknowledges
acceptance of this Agreement:

Delaware Group Cash Reserve

By:	/s/ Shawn K. Lytle
Name: Shawn K. Lytle
Title: President & Chief Executive Officer
Date: January 4, 2016